Mail Stop 3561

January 28, 2008

By U.S. Mail and facsimile to (816) 556-2418

Michael J. Chesser
Chairman and Chief Executive Officer
Great Plains Energy Incorporated
1201 Walnut Street
Kansas City, MO 64106

>   **Re: Great Plains Energy Incorporated**
>   **Definitive 14A**
>   **Filed March 19, 2007**
>   **File No. 1-32206**

Dear Mr. Chesser:

We have completed our review of your executive compensation and related disclosure, and we have no further comments at this time.

Please note that the company is responsible for the adequacy and accuracy of the disclosure in its filing. We are not approving any proposed disclosure you may have included in your response letter or any disclosure you include in your future filings in response to our comments.

If you have any further questions regarding our review of your filing, please call me at (202) 551-3238.

>   Sincerely,

>   Ellie Quarles
>   Special Counsel

cc: Mark G. English
       General Counsel and Corporate Secretary